UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Axxes Opportunistic Credit Fund

Address of Principal Business Office	3011 Ponce de Leon Blvd.
Suite 1420
Coral Gables, FL 33134

Telephone Number:	1-800-684-1006

Name and Address of Agent for Service of Process	Joseph DaGrosa, Jr.
Axxes Opportunistic Credit Fund
Chief Executive Officer
3011 Ponce de Leon Blvd.
Coral Gables, FL 33134
with a copy to:
Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
31 W 52nd Street
New York, NY 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this notification of registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables in the State of Florida on the 15th day of March, 2024.

Axxes Opportunistic Credit Fund

/s/ Adrain Bryant
By:	Adrain Bryant
Title:	Sole Trustee